SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 September 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

3 September 2013

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

As previously announced, the deferred bonus awards for 2010, 2011 and 2012 performance granted under the Lloyds Banking Group Deferred Bonus Plan 2008 vest in tranches over the period September 2011 to September 2016 and are released in Shares.

In this respect, the Group announces that on 2 September 2013, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
Andrew Bester	150,537
Alison Brittain	396,535
Juan Colombás	320,314
Mark Fisher	413,081
Antonio Lorenzo	319,667
David Nicholson	134,756
Miguel-Ángel Rodríguez-Sola	271,394
Toby Strauss	145,698
Matt Young	113,978

The Group further announces that on 2 September 2013 David Nicholson sold 350,000 Shares at 73.34 pence per Share.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 03 September 2013